Exhibit 12.1

QUALCOMM Incorporated

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio data)

	Six Months Ended		Year Ended
	March 29,	March 30,	September 28,	September 29,	September 30,	September 25,	September 26,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income taxes and income (losses) from equity method investments	$3,850	$4,034	$8,788	$8,200	$6,571	$5,694	$4,497
Fixed charges (1)	18	20	35	118	148	143	71
Cash distributions from equity method investments	6	—	—	1	1	—	3
Less: Capitalized interest	—	—	—	(65)	(29)	—	—

Total earnings	$3,874	$4,054	$8,823	$8,254	$6,691	$5,837	$4,571

Fixed charges: (1)
Interest	$2	$5	$5	$88	$119	$114	$43
Interest component of rental expense	16	15	30	30	29	29	28

Total fixed charges	$18	$20	$35	$118	$148	$143	$71

Ratio of earnings to fixed charges	215 x	203 x	252 x	70 x	45 x	41 x	64 x

(1)	Fixed charges include interest expense (which includes amortization of debt issuance costs), whether expensed or capitalized, and the portion of operating rental expense that management believes is representative of the interest component of rent expense, which is estimated to be one-third of rental expense.